Exhibit 12.1

Amyris, Inc.
Computation of Ratio of Earnings to Fixed Charges
(In thousands, except ratio data)

	Year ended December 31,
	2014	2013	2012	2011	2010
Earnings
Income (loss) before income taxes and loss from investments in affiliates	$5,573	$(235,753)	$(205,053)	$(178,958)	$(82,790)

Plus: Fixed charges	30,735	10,707	7,114	3,143	2,543

Plus: Amortization of capitalized interest	37	37	—	—	—

Less: Capitalized Interest	—	—	555	—	—

Less: Noncontrolling interest in pre-tax income (loss) of subsidiaries that have not incurred fixed charges	(120)	204	(894)	(641)	(920)

Total	$36,464	$(225,213)	$(197,600)	$(175,174)	$(79,327)

Fixed Charges
Interest expense	$28,949	$9,107	$4,926	$1,543	$1,443

Capitalized interest	—	—	555	—	—

Estimate of interest component of rental expense (1/3)	1,786	1,600	1,633	1,600	1,100

Total	$30,735	$10,707	$7,114	$3,143	$2,543

Ratio of Earnings to Fixed Charges	1.19	NA (4)	NA (3)	NA (2)	NA (1)

(1) For the year ended December 31, 2010, income was insufficient to cover fixed charges by 81,870,000
(2) For the year ended December 31, 2011, income was insufficient to cover fixed charges by $178,317,000
(3) For the year ended December 31, 2012, income was insufficient to cover fixed charges by $204,713,000
(4) For the year ended December 31, 2013, income was insufficient to cover fixed charges by $235,921,000